Laegacy Inc.
Statement of Comprehensive Income
(Unaudited)

	For the Period March 4, 2020 (Inception) to September 30, 2020
Revenue	$ -
Expenses:	
Software development expense	7,525
Marketing expense	236
Legal and professional fees	1,200
Salaries	1,080
Rent	9,700
Office & supplies	1,474
Bank charges & fees	15
Total expenses	21,230
Net loss	$ (21,230)